Summary Translation Letter
To the Stock Exchange of Thailand
March 23, 2004

CP- AIS 022/2004

March 23, 2004

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS07OA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. CMD.31 – 470317 of Siam Commercial Bank Plc. on March 23, 2004

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS07OA), the details are shown in the referenced letter.

Referenced Letter

23 March 2004

CMD.31 – 470317

Notification of Book Closed Date for Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to the Amortizing Debentures of Advance Info Service Public Company Limited No. 2/2002 Due 2007 with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures" the Company will pay interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year through the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the third coupon payment is due on 21 April 2004. Coupon rate is 3.65% per annum. Calculation period is 183 days starting from 21 October 2003 to 20 April 2004. The book closed date of the Debentures is on 7 April 2004 at noon.

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